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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 5

                                      to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  Wickes Inc.
                              (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   967446105
                                 (CUSIP Number)

                            T. Malcolm Graham, Esq.
                               Holland & Knight LLP
                      One Independent Drive, Suite 2000
                          Jacksonville, Florida  32202
                                 (904) 354-4141
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 December 30, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Acts (however, see the Notes).


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CUSIP NO. 967446105
------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above
Persons

Riverside Group, Inc.
-----------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
-----------------------------------------------------------------
3) Sec Use Only

-----------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
-----------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e)

------------------------------------------------------------------
6) Citizenship or Place of Organization

Florida
------------------------------------------------------------------
Number of Shares      7)  Sole Voting Power.............2,970,368
Beneficially Owned by 8)  Shared Voting Power...........  395,145
Reporting Person:    9)  Sole Dispositive Power.......Same as #7
                    10)  Shared Dispositive Power.....Same as #8
-----------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,365,513
----------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                       41.0%
-----------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
------------------------------------------------------------------

1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above
Persons

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American Financial Acquisition Corporation
------------------------------------------------------------------
CUSIP NO. 967446105
-------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
------------------------------------------------------------------
3) Sec Use Only

------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------
6) Citizenship or Place of Organization

Delaware
------------------------------------------------------------------
Number of Shares      7)  Sole Voting Power..................-0-
Beneficially Owned by 8)  Shared Voting Power............ 395,145
Reporting Person:      9)  Sole Dispositive Power.......Same as #7
                      10)  Shared Dispositive Power.....Same as #8
------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                         395,145
------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                         4.8%
-----------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
------------------------------------------------------------------

        This Amendment No. 5 amends the Statement on Schedule 13D dated January 19, 1996 filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, by Riverside Group, Inc. and American Financial Acquisition Corporation.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended by adding the following paragraph:

     "On December 22, 1998, Imagine partially exercised the Call
Option (as defined in Item 6 hereof), purchasing 185,000 shares of Common Stock from Riverside for $601,250, or $3.25 per share, in cash.

     On December 30, 1998, Riverside sold 82,000 shares of Common Stock to Imagine Investments for $3.25 per share or $267,000, in a separate transaction.

     In December, 1998, the Company sold the following shares of Common Stock in the open market:

                              Per Share      Total Purchase
     Date      Shares Sold      Price             Price

     12/08       2,600          4.668            $12,137
     12/15       2,500          4.3125            10,781
     12/16       5,000          3.9175            19,558
     12/21       1,000          4.0312             4,031
     12/22       5,500          4.2102            23,156

     After these transactions, Riverside and its subsidiaries directly own 3,365,513 shares of Common Stock, or approximately 41.0% of the outstanding shares of Common Stock. Of these, 3,365,513 shares, 2,970,368 and 395,145 are directly owned by Riverside and AFAC, respectively."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES IF THE ISSUER.

     Item 6 is hereby amended by adding the following paragraphs:

     "Effective November 18, 1998, Riverside and Imagine entered into an Amendment No. 2 to the Imagine Agreement, which extended the expiration date of the Call Option until November 30, 1998. On November 30, 1998, an Amendment No. 3 was executed, extending the expiration date of the Call Option until December 9, 1998. On December 9, 1998, an Amendment No. 4 was executed extending the expiration date of the Call Option until December 23, 1998. On December 23, 1998, an Amendment No. 5 was executed extending the expiration date of the Call Option until January 23, 1999.

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     As a result of prior exercises of the Call Option, the Call Option is presently exercisable for 365,000 shares."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Attached as exhibits hereto are the following:

Exhibit                            Description
-------   --------------------------------------------------------
   G Amendment No. 2 dated November 18, 1998 to Stock Purchase Agreement dated October 5, 1998 between Riverside Group, Inc. and Imagine Investments, Inc.

   H Amendment No. 3 dated November 30, 1998 to Stock Purchase Agreement dated October 5, 1998 between Riverside Group, Inc. and Imagine Investments, Inc.

   I Amendment No. 4 dated December 9, 1998 to Stock Purchase Agreement dated October 5, 1998 between Riverside Group, Inc. and Imagine Investments, Inc.

   J Amendment No. 5 dated December 23, 1998 to Stock Purchase Agreement dated October 5, 1998 between Riverside Group, Inc. and Imagine Investments, Inc.




                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 8, 1999              RIVERSIDE GROUP, INC.



                                   By:  /s/ Catherine J. Gray
                                   __________________________
                                   Catherine J. Gray
                                   Senior Vice President

<Pagd 6>

                          Amendment No. 2 to
                       Stock Purchase Agreement

     THIS AMENDMENT NO. 2 is entered into as of November 18, 1998, between Riverside Group, Inc., a Florida corporation (the "Seller"), and Imagine Investments, Inc., a Delaware corporation ("Purchaser").

                               Preamble

     The Seller and the Purchaser are parties to that certain Stock Purchase Agreement dated as of October 5, 1998 (the "Agreement") and Amendment No. 1 to the Agreement dated November 4, 1998, and desire to modify certain of the provisions thereof as set forth herein.


     NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

     1. Definitions. Capitalized terms used herein without definition that are defined in the Agreement shall have the same meanings herein as therein.

     2. Amendment of Section 1.02 of the Agreement. Section 1.02(b) of the Agreement is hereby amended as follows:

     (a) The reference to "November 4" contained in the first sentence of the Agreement(but not anywhere else) and as amended to November 19 in Amendment No. 1 is hereby changed to "November 30."

     3. Miscellaneous. This Amendment No. 2 may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. To the extent not inconsistent with this Amendment No. 2 and Amendment No. 1, the Agreement remains in full force and effect. The Agreement, as amended by Amendment No. 1 and this Amendment No. 2, supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered thereby and constitutes the entire understanding among the parties thereto.

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     IN WITNESS WHEREOF, each of the parties hereto has caused this
Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                                  IMAGINE INVESTMENTS, INC.



                                  By________________________________
                                   Name:
                                   Title:
                                   "Purchaser"


                                  RIVERSIDE GROUP, INC.



                                  By________________________________
                                  Name:
                                  Title:
                                  "Seller"

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                          Amendment No. 3 to
                       Stock Purchase Agreement

    THIS AMENDMENT NO. 3 is entered into as of November 30, 1998, between Riverside Group, Inc., a Florida corporation (the "Seller"), and Imagine Investments, Inc., a Delaware corporation ("Purchaser").

                               Preamble

    The Seller and the Purchaser are parties to that certain Stock Purchase Agreement dated as of October 5, 1998 (the "Agreement") and Amendment No. 1 to the Agreement dated November 4, 1998, and desire to modify certain of the provisions thereof as set forth herein.


    NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

    1. Definitions. Capitalized terms used herein without definition that are defined in the Agreement shall have the same meanings herein as therein.

    2. Amendment of Section 1.02 of the Agreement. Section 1.02(b) of the Agreement is hereby amended as follows:

    (a) The reference to "November 4" contained in the first sentence of the Agreement(but not anywhere else) and as amended to November 30 in Amendment No. 2 is hereby changed to "December 9."

    3. Miscellaneous. This Amendment No. 3 may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. To the extent not inconsistent with this Amendment No. 3 and Amendment No. 1 and 2, the Agreement remains in full force and effect. The Agreement, as amended by Amendment No. 1, No. 2 and this Amendment No. 3, supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered thereby and constitutes the entire understanding among the parties thereto.

<Page 9>

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                       IMAGINE INVESTMENTS, INC.



                       By_________________________________
                                  Name:
                                  Title:
                                  "Purchaser"


                         RIVERSIDE GROUP, INC.



                         By________________________________
                                   Name:
                                   Title:
                                   "Seller"


<Page 10>

                          Amendment No. 4 to
                       Stock Purchase Agreement

     THIS AMENDMENT NO. 4 is entered into as of December 9, 1998, between Riverside Group, Inc., a Florida corporation (the "Seller"), and Imagine Investments, Inc., a Delaware corporation ("Purchaser").

                               Preamble

     The Seller and the Purchaser are parties to that certain Stock Purchase Agreement dated as of October 5, 1998 (the "Agreement") and Amendment No. 1 to the Agreement dated November 4, 1998, and Amendment No. 2 dated November 18, 1998, and Amendment No. 3 dated November 30, 1998 and desire to modify certain of the provisions thereof as set forth herein.


     NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

     1. Definitions. Capitalized terms used herein without definition that are defined in the Agreement shall have the same meanings herein as therein.

     2. Amendment of Section 1.02 of the Agreement. Section 1.02(b) of the Agreement is hereby amended as follows:

     (a) The reference to "November 4" contained in the first sentence of the Agreement(but not anywhere else) and as amended to November 30 in Amendment No. 2, and as amended to December 9 in Amendment No. 3 is hereby changed to "December 23."

     3. Miscellaneous. This Amendment No. 4 may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. To the extent not inconsistent with this Amendment No. 4 and Amendment No. 1 and 2 and 3, the Agreement remains in full force and effect. The Agreement, as amended by Amendment No. 1, No. 2, No. 3, and this Amendment No. 4, supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered thereby and constitutes the entire understanding among the parties thereto.

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     IN WITNESS WHEREOF, each of the parties hereto has caused this
Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                              IMAGINE INVESTMENTS, INC.



                              By______________________________
                                   Name:
                                   Title:
                                   "Purchaser"


                              RIVERSIDE GROUP, INC.



                              By________________________________
                                   Name:
                                   Title:
                                   "Seller"

<Page 12>


                          Amendment No. 5 to
                       Stock Purchase Agreement

     THIS AMENDMENT NO. 5 is entered into as of December 23, 1998, between Riverside Group, Inc., a Florida corporation (the "Seller"), and Imagine Investments, Inc., a Delaware corporation ("Purchaser").

                               Preamble

     The Seller and the Purchaser are parties to that certain Stock Purchase Agreement dated as of October 5, 1998 (the "Agreement") and Amendment No. 1 to the Agreement dated November 4, 1998, and Amendment No. 2 dated November 18, 1998, Amendment No. 3 dated November 30, 1998 and Amendment No. 4 dated December 9, 1998 and desire to modify certain of the provisions thereof as set forth herein.


     NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

     1. Definitions. Capitalized terms used herein without definition that are defined in the Agreement shall have the same meanings herein as therein.

     2. Amendment of Section 1.02 of the Agreement. Section 1.02(b) of the Agreement is hereby amended as follows:

     (a) The reference to "November 4" contained in the first sentence of the Agreement(but not anywhere else) and as amended to November 30 in Amendment No. 2, and as amended to December 9 in Amendment No. 3, and as amended to December 23 in Amendment No. 4 is hereby changed to "January 23."

     3. Miscellaneous. This Amendment No. 5 may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. To the extent not inconsistent with this Amendment No. 5 and Amendment No. 1 and 2 and 3 and 4, the Agreement remains in full force and effect. The Agreement, as amended by Amendment No. 1, No. 2, No. 3, No. 4, and this Amendment No. 5, supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered thereby and constitutes the entire understanding among the parties thereto.

<Page 13>

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                              IMAGINE INVESTMENTS, INC.



                              By_________________________________
                                   Name:
                                   Title:
                                   "Purchaser"


                              RIVERSIDE GROUP, INC.



                              By________________________________
                                   Name:
                                   Title:
                                   "Seller"